FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
INFORMATION DOCUMENT
IN ACCORDANCE WITH LEGAL PROVISIONS IN EFFECT ON THE DATE HEREOF,
NO FRENCH STOCK MARKET AUTHORITY AUTHORIZATION WAS NEEDED FOR THIS
DOCUMENT (VISA)
FREE ALLOCATION OF COMMON SHARES TO EMPLOYEES AND OFFICERS OF
THE COMPANY AND ITS SUBSIDIARIES
In accordance with French legal and regulatory provisions in effect on the date hereof, Compagnie Générale de Géophysique (“CGG”) gives, in this document, information about the characteristics of the financial instruments offered to certain of its employees and officers, in the framework of the free allocation of certain of its shares (the “Plan”).
1	Framework of the bonus share allocation

Nature of the transaction

Free allocation of 53,200 common shares to employees and officers of CGG and its subsidiaries, in accordance with articles L.225-197-1 et seq. of the French commercial code.

General principle of the transaction

CGG has decided on the free allocation of CGG shares to certain of its employees and officers designated by the Board of Directors. The CGG shares are effectively allocated only at the end of a two-year period with effect from the Board of Directors’ decision to allocate them[1] (hereinafter the “Allocation Period”), provided that the allocation conditions and criteria established by the Board of Directors are observed on the date of allocation. During the Allocation Period, the beneficiaries are not the owners of the CGG shares. The beneficiaries can become the owners of the CGG shares only after the final allocation thereof, at the end of the Allocation Period (hereafter the “Final Allocation”). The date of the Final Allocation marks the starting point of the retention period of two years during which the beneficiaries are formally forbidden to sell the CGG shares allocated to them (hereinafter the “Retention Period”).

Reasons for the allocation of CGG bonus shares

This allocation is intended to link the beneficiaries with the Company’s performance and to add to their remuneration a mid-term component, subject to the realization of the performance conditions.

Transaction authorization

CGG’s extraordinary shareholder’s meeting, held on 11 May 2006, in its nineteenth resolution.

[1]	If the annual shareholders meeting to approve the financial statements for the year ending on 31 December 2007 cannot be held before 11 May 2008, the allocation will be definitive from the date of the shareholder’s meeting, if on such date all the conditions precedent provided by the Plan have been completed, as confirmed by the Board of Directors.

Term of the authorization

Thirty-eight months.

Allocation decision

Board of Directors meeting on 11 May 2006.

2	Characteristics of the free allocation of CGG shares

Maximum number of CGG shares to be allocated

The CGG shares freely allocated to the beneficiaries will either be newly shares, or existing shares owned by CGG at the final allocation.

The total number of CGG shares freely allocated to employees and officers, pursuant to a nineteenth resolution, may not exceed 1% of the authorized share capital existing at the date at which the Board of Directors decided on the CGG shares allocation, subject to the adjustments provided in the Plan.

Number of beneficiaries: 171

3	Conditions to the free allocation of CGG shares and beneficiaries’ rights during the Allocation Period

Duration of the Allocation Period

Beneficiaries will receive a free and definitive allocation of CGG shares after period expiring at the later of the two following dates (the “Final Allocation Date”):
•	either on 11 May 2008;

•	or at the date of the annual shareholder’s meeting called to approve the financial statements for the year ending on 31 December 2007, subject to the confirmation by the Board of Directors that the conditions listed below have been fulfilled.
General conditions and final allocation criteria

The free allocation of CGG shares is subject to the following conditions:
-	presence condition: the employee or officer must have an employment contract or a corporate appointment with CGG in effect on the Final Allocation Date; and

-	conditions linked to the financial performance of the CGG group.
4	Rights and obligations attached to the CGG shares allocated during the Retention Period

Type and category of CGG shares allocated

The CGG shares will entitle the beneficiaries, as of the Final Allocation, to all the rights attached to the common shares comprising the share capital of CGG on the date the Plan regulations are established, except for the special case of dividends.

Rights attached to the CGG shares allocated

The CGG shares freely allocated will be subject to all provisions of the by-laws and to the decisions of the shareholders’ meetings.

Despite the restriction on transfer of the CGG shares, the beneficiary of a Final Allocation can, during the Retention Period, exercise, like any other beneficiary, the rights attached to the shares allocated, and in particular:
-	the pre-emptive subscription right;

-	the right to information;

-	the right to participate in the shareholders’ meetings;

-	the right to vote;

-	the right to dividends and potential reserves that are distributed.
The CGG shares allocated after the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements for year N will carry rights to dividends only as of the date of the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements closed in year N+1.

Each new share carries rights to the ownership of corporate assets, distribution of profits, and liquidation premium in proportion to the share capital that it represents, taking into account, if applicable, the amortized and non-amortized or paid-up and non-paid-up capital, the par value of the shares and the rights of shares of different categories.

Non-transferability of CGG shares during the Retention Period

The CGG shares shall be non-transferable prior to the expiration of the Retention Period.

Each beneficiary undertakes to retain such shares and may not convert them to bearer form for a period of two years after the CGG shares have been effectively allocated at the conclusion of the Allocation Period.

Form of the allocated CGG shares

The new CGG shares must be registered in an account opened, in the name of their owner, in the registers of CGG with a specific indication of their non-transferability; such registration to be performed in accordance with the terms and conditions stipulated by all regulatory and legal provisions in effect.

Listing of the CGG shares

The new CGG shares issued for the purposes of the Plan shall be included in a combined application for admission to trading on Eurolist by Euronext Paris.

They shall be traded in the same manner as the existing CGG shares at the end of the Retention Period.

5	Indicative timetable for the transaction

11 May 2006:	Board of Directors decision
11 May 2008:	Final free allocation of CGG bonus shares
11 May 2010:	Expiration of the Retention Period of CGG shares allocated
This timetable is strictly indicative and based on the hypothesis that the CGG’s annual general meeting to approve the financial statements for the year ending 31 December 2007 is held on 11 May 2008. If the annual general meeting is not held on such date, the date of the Final Allocation would be on the date of such meeting. The prohibition on transfer affecting the CGG shares allocated will be terminated two years after the date of the Final Allocation of CGG shares.

6	Additional information

Opening price of the CGG shares on 11 May 2006: €160.

Number of existing CGG shares as of 31 March 2006: 17,155,367.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux 91341 — Massy Cedex
Date : May 12th 2006	By	/Thierry LE ROUX/
Group President and Chief Financial Officer